Exhibit 99.1

an Exploration Stage Company

Consolidated Financial Statements

April 30, 2010 and 2009

REPORT OF MANAGEMENT

To the Shareholders of
MegaWest Energy Corp.

The preparation and presentation of the consolidated financial statements and Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.  Financial statements, by nature, are not precise since they include certain amounts based upon estimates and judgments.  When alternative methods exist, management has chosen those it deems to be the most appropriate in the circumstances.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements.  The Board carries out its responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors and consists of a majority of independent, non-management directors.  The Audit Committee meets at least four times a year with management and meets independently with the external auditors and as a group to review any significant accounting, internal control and auditing matters in accordance with the terms of the Audit Committee charter.  The Audit Committee reviews the consolidated financial statements before they are submitted to the Board of Directors for approval.  The external auditors have free access to the Audit Committee without obtaining prior management approval.

Management is responsible for establishing and maintaining adequate internal control over financial reporting.

/s/ George T. Stapleton II	/s/ Kelly D. Kerr
George T. Stapleton II	Kelly D. Kerr
Chief Executive Officer, Director	Vice President Finance
and Chairman of the Board	and Chief Financial Officer

September13, 2010

KPMG LLP Chartered Accountants 2700-205 5 Avenue SW Calgary AB T2P 4B9	Telephone Telefax Internet	(403) 691-8000 (403) 691-8008 www.kpmg.ca

AUDITORS’ REPORT

To the Shareholders of
MegaWest Energy Corp.

We have audited the consolidated balance sheets of MegaWest Energy Corp. as of April 30, 2010 and 2009 and the consolidated statements of operations, comprehensive loss and deficit and cash flows each of the years in the three-year period ended April 30, 2010 and for the period from exploration stage inception on November 1, 2006 through April 30, 2010. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as of April 30, 2010 and 2009 and the result of its operations and cash flows for each of the years in the three-year period ended April 30, 2010 and for the period from exploration stage inception on November 1, 2006 through April 30, 2010 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
September 13, 2010

MegaWest Energy Corp. (an exploration stage company)
Consolidated Balance Sheets at April 30
(in Canadian dollars)

	2010	2009
Assets
Current assets
Cash and cash equivalents	$152,382	$1,766,558
Accounts receivable	464,314	77,628
Restricted cash (note 13)	64,081	96,338
Prepaid expenses	111,953	284,146
	792,730	2,224,670
Oil and gas assets (note 2)	24,392,196	24,805,102
Administrative assets (note 3)	81,230	236,030
Reclamation deposits (note 5)	143,047	170,555
Long-term receivable (note 4)	312,495	-
	$25,721,698	$27,436,357

Liabilities and Shareholders' Equity
Current liabilities
Accounts payable and accrued liabilities	$756,205	$112,663
Asset retirement obligations (note 5)	249,550	-
	1,005,755	112,663
Asset retirement obligations (note 5)	530,153	1,023,963
	1,535,908	1,136,626

Shareholders' Equity
Share capital (note 6 (a))	83,605,475	83,597,427
Preferred shares (note 6 (b))	2,021,126	-
Warrants and options on preferred shares (note 6 (b))	500,000	-
Contributed surplus (note 8)	22,706,033	22,213,833
Accumulated deficit from prior operations	(562,633)	(562,633)
Accumulated deficit from exploration stage	(84,084,221)	(78,948,896)
	24,185,790	26,299,731
	$25,721,698	$27,436,357

Going concern (note 1)
Contingency and contractual obligations (notes 18 and 20)
Subsequent events (note 20)

Approved by the Board:

/s/ George T. Stapleton	/s/ F. George Orr
George T. Stapleton II, Chief Executive Officer, Director and Chairman of the Board	F. George Orr, Director and Chairman of the Audit Committee

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Consolidated Statements of Operations, Comprehensive Loss and Deficit
(in Canadian dollars)

	Years ended April 30
	2010	2009	2008	From Exploration Stage Inception on November 1, 2006 through April 30, 2010

Interest income	$6,541	$154,680	$712,763	$1,137,109
Expenses
Impairment of oil and gas assets (note 2)	1,194,559	34,260,109	5,891,223	41,345,891
General and administrative (note 11)	3,408,928	4,719,210	5,973,395	19,568,108
Financing costs (note 7)	-	-	2,466,000	2,466,000
Loss on marketable securities (note 14)	-	-	2,094,000	2,094,000
Foreign exchange loss (gain)	105,976	(1,800,058)	1,935,473	1,790,231
Interest and accretion on promissory notes	-	24,036	175,743	271,049
Depreciation and accretion	209,557	146,320	79,952	448,202
	4,919,020	37,349,617	18,615,786	67,983,481

Net loss and comprehensive loss for the year	(4,912,479)	(37,194,937)	(17,903,023)	(66,846,372)

Accumulated deficit, beginning of year	(79,511,529)	(42,316,592)	(18,807,204)	-
Dividends declared (note 6(b))	(222,836)	-	-	(222,836)
Deficit adjustment on related party acquisitions (note 2(a))	-	-	(5,848,405)	(17,257,043)
Adoption of new accounting standard	-	-	242,040	242,040
Accumulated deficit, end of year	$(84,646,844)	$(79,511,529)	$(42,316,592)	$(84,084,211)

Net loss per share
Basic and diluted (note 10)	$(0.04)	$(0.29)	$(0.23)

Weighted average shares outstanding
Basic and diluted	133,255,445	130,358,921	79,413,793

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Consolidated Statements of Accumulated Other Comprehensive Loss
(in Canadian dollars)

	Years ended April 30
	2010	2009	2008
Accumulated other comprehensive loss, beginning of year	$-	$-	$-
Adoption of new accounting standard	-	-	242,040
Marketable securities write-down	-	-	(242,040)

Accumulated other comprehensive loss, end of year	$-	$-	$-

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Consolidated Statements of Cash Flows
(in Canadian dollars)

	Years ended April 30			From Exploration Stage Inception on November 1, 2006 through
	2010	2009	2008	April 30, 2010
Operating activities
Net loss	$(4,912,479)	$(37,194,937)	$(17,903,023)	$(66,846,732)
Items not involving cash
Impairment of oil and gas assets	1,194,559	34,260,109	5,891,223	41,345,891
Stock-based compensation	481,459	701,343	1,905,880	6,987,830
Unrealized foreign exchange loss (gain)	(80,658)	(1,559,426)	1,875,923	1,842,156
Interest and accretion on promissory notes	-	24,036	175,743	271,049
Depreciation and accretion	209,557	146,320	79,952	448,202
Loss on marketable securities	-	-	2,094,000	2,094,000
Financing costs	-	-	2,466,000	2,466,000
Change in non-cash working capital	418,501	(482,516)	(295,445)	469,895
	(2,689,061)	(4,105,071)	(3,709,747)	(10,921,709)
Financing activities
Proceeds from issuance of preferred shares, warrants and options	2,298,290	-	-	2,298,290
Proceeds from issuance of common shares	-	14,839,887	-	53,141,108
Proceeds from exercise of stock options and warrants	-	127,485	321,388	507,373
Notes payable	-	-	-	(40,000)
	2,298,290	14,967,372	321,388	55,906,771
Investing activities
Expenditures on oil and gas assets, net of pre commercial oil sales	(3,529,078)	(15,815,046)	(17,505,081)	(37,213,174)
Expenditures on administrative assets	(7,763)	(42,205)	(241,326)	(422,408)
Disposition of oil and gas assets	2,553,400	-	-	2,553,400
Acquisitions, net of cash acquired	-	-	(347,429)	(4,591,789)
Long-term accounts receivable	(312,495)	-	-	(312,495)
Marketable securities	-	-	-	(1,851,960)
Change in restricted cash and reclamation deposit	59,765	191,072	(116,715)	(207,128)
Change in non-cash working capital related to oil and gas assets	10,548	(215,122)	(396,788)	(601,363)
	(1,225,623)	(15,881,301)	(18,607,339)	(42,646,917)

Change in cash and cash equivalents	(1,616,394)	(5,019,000)	(21,995,698)	2,338,145
Exchange rate fluctuations on cash and cash equivalents	2,218	1,625,631	(2,173,326)	(2,193,576)
Cash and cash equivalents, beginning of year	1,766,558	5,159,927	29,328,951	7,813
Cash and cash equivalents, end of year	$152,382	$1,766,558	$5,159,927	$152,382

See accompanying notes to consolidated financial statements.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

MegaWest Energy Corp. ("MegaWest") was incorporated on February 8, 2000 under the Company Act in the province of British Columbia, Canada as Brockton Capital Corp.  On February 27, 2007 the Company changed its name to MegaWest Energy Corp. and on February 12, 2008 it was continued in the province of Alberta, where it is currently registered under the Business Corporations Act (Alberta).

The primary business activity of MegaWest and its subsidiaries (collectively the "Company") is the acquisition, exploration and development of oil and gas properties in North America.  Prior to December 2006, MegaWest was a technology company whose business plan was to acquire the rights to market, sell and distribute a product line of consumer electronic technology products in Canada.

1.	Significant Accounting Policies:

(a)	Exploration Stage and Going Concern:

MegaWest is an exploration stage company that is developing heavy oil properties in the United States.  MegaWest has been in the exploration stage since November 2006 and its activities have included analysis and evaluation of technical data, preparation of geological models, exploration drilling, conceptual engineering, construction and operation of thermal demonstration projects, and securing capital to fund operations.  In December 2008, the Company suspended all its capital projects, including operations at two Missouri heavy oil projects, pending a recovery in oil prices and financing.  With funds from the US $2.0 million sale of a 10% working interest in its Deerfield Missouri property and a US $2.2 million preferred share financing, MegaWest re-started its Missouri oil projects in September 2009.  At April 30, 2010 MegaWest had a working capital deficiency of $213,025.  On July 30, 2010, the Company raised US $2.5 million in a financing with a group of its existing shareholders (see note 20 (b)). The Company is using its available cash primarily for development activities on its Missouri oil projects and is currently in a position where it expects that it will need to raise additional funds by means of additional equity issuances, debt financing or selling of working interests in order to continue these development activities.

While the outcome of the development activities and additional fund raising efforts cannot be determined at this time, these financial statements are prepared on the basis of a going concern. The going concern basis of presentation assumes the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business.  While there is significant uncertainty about the ability of the Company to continue to use the going concern assumption, these financial statements do not include any adjustments to the amounts and classification of assets and liabilities that may be necessary should the Company be unable to secure additional funding and attain profitable operations.

These financial statements have been prepared using Canadian generally accepted accounting principles ("GAAP").

(b)	Principles of Consolidation:

These financial statements include the accounts of MegaWest and its wholly-owned subsidiary, MegaWest Energy USA Corp. and its wholly owned subsidiaries:

MegaWest Energy Texas Corp.
MegaWest Energy Kentucky Corp.
MegaWest Energy Missouri Corp.
MegaWest Energy Kansas Corp.
MegaWest Energy Montana Corp.

All intercompany balances and transactions have been eliminated.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

(c)	Use of Estimates and Measurement Uncertainty:

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts and other disclosures in these financial statements.  Actual results may differ from those estimates.

Significant estimates used in the preparation of these financial statements include estimates of oil and gas reserves and resources and the estimated value of the unproved properties, preferred share conversion and warrant valuation, stock-based compensation and asset retirement obligations.

(d)	Cash and Cash Equivalents:

Cash and cash equivalents consist of highly liquid investments with terms to maturity, at the date of acquisition, not exceeding 90 days.

(e)	Oil and Gas Operations:

The Company follows the full cost method of accounting for oil and gas operations whereby all costs related to exploration and development of oil and gas reserves are capitalized.  Such costs are capitalized on a country-by-country basis.  To date there is one cost centre, the United States.

These capitalized costs will be depleted using the unit-of-production method based on estimated gross proved oil and gas reserves as determined by independent reservoir engineers.  Oil and gas reserves and production will be converted into equivalent units based upon relative energy content.

Costs of acquiring and evaluating unproved properties are initially excluded from the depletion calculations.  Properties are considered unproved until they have established commercial production for a sustained period of time.  The unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  The assessment includes consideration of the following factors: land relinquishment; intent to drill; remaining lease term; geological and geophysical evaluations; drilling results and activity; assessment of proved reserves; and the economic viability of development if reserves are assigned.  When proved reserves are assigned or the property is impaired, the associated costs are added to the costs subject to depletion calculations.

In applying the full cost method, the Company calculates a ceiling test whereby the carrying value of oil and gas assets is compared quarterly to the sum of undiscounted future cash flows expected to result from proved reserves and the lower of cost and market value of unproved properties.  Cash flows are based on third party quoted forward prices, adjusted for transportation and quality differentials.  Should the ceiling test result in an excess of carrying value, the Company would then measure the amount of impairment by comparing the carrying amounts of oil and gas assets to an amount equal to the estimated net present value of future cash flows from proved plus probable reserves and the market estimated value of unproved properties.  A risk free interest rate would be used to arrive at the net present value of future cash flows.  The carrying value of oil and gas assets in excess of the discounted future cash flows would be recorded as a permanent impairment.

Proceeds from the sale of oil and gas assets are applied against capitalized costs, with no gain or loss recognized, unless a sale would alter the rate of depletion and depreciation by more than 20 per cent.

(f)	Administrative Assets:

Leasehold improvements, office furniture and equipment are stated at cost.  Depreciation on leasehold improvements, office furniture and equipment is provided on a straight-line basis over five years.

(g)	Asset Retirement Obligations:

The Company recognizes a liability for the estimated fair value of site restoration and abandonment costs when the obligations are legally incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Company's credit adjusted risk-free interest rate.  The obligation is recorded as a liability with a corresponding increase in the carrying amount of the oil and gas assets.  The capitalized amount will be depleted on a unit-of-production method.  The liability is increased each period, or accretes, due to the passage of time and a corresponding amount is recorded in the statement of operations as an operating expense.  Revisions to the estimated fair value would result in an adjustment to the liability and the capitalized amount in oil and gas assets.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

(h)	Foreign Currency Translation:

The Company's subsidiaries are considered financially and operationally integrated.  The Canadian dollar is the Company's functional currency.  As a result, monetary assets and liabilities denominated in foreign currencies are translated to Canadian dollars at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of the transactions.  Revenues and expenses are translated to Canadian dollars at rates approximating exchange rates in effect at the time of the transactions.  Exchange gains and losses resulting from the period-end translation of monetary assets and liabilities denominated in foreign currencies are recorded in the statement of operations.

(i)	Oil and Gas Revenue:

After an oil and gas project becomes commercial, sales of crude oil and natural gas will be recognized in the period in which the product is delivered to the customer.  Oil and gas revenue represents the Company's share and is recorded net of royalty payments to governments and other mineral interest owners.

(j)	Stock-Based Compensation:

The Company accounts for all stock options and warrants granted to employees, directors and certain service providers using the fair value method.  Under this method, compensation expense is recorded with a corresponding credit to contributed surplus.  Stock-based compensation expense for employees is based on the estimated fair value of the related option or warrant at the time of grant and is expensed on a straight-line basis over the vesting period of the option.  Stock-based compensation expense for certain service providers is based on the estimated fair value of the related option or warrant once vested.  At the end of each reporting period, the fair value of each option and warrant not vested is re-calculated and the appropriate amount is expensed in that period.  Compensation expense is adjusted for the estimated amount of forfeitures at the time of issuance.

Consideration received upon the exercise of stock options and warrants together with the amount of non-cash compensation expense recognized in contributed surplus is recorded as share capital.

(k)	Income Taxes:

The Company uses the asset and liability method of accounting for income taxes.  Under this method, current income taxes are recognized for the estimated income taxes payable for the current year and future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of assets and liabilities.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which these differences are expected to be recovered or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of enactment or substantive enactment.  A valuation allowance is recorded against any future income tax asset if it is more likely than not that the asset will not be realized.

(l)	Per Share Amounts:

Basic per share amounts are computed by dividing the loss by the weighted average shares outstanding during the reporting period.  Diluted amounts for options and warrants are computed using the treasury stock method.  The treasury stock method assumes that proceeds received from the exercise of in-the-money options and warrants are used to repurchase shares at the average market price for the period.  The difference between the number of shares that could have been purchased at market prices in the period and the number of in-the-money options and warrants is added to the weighted average shares outstanding.  Dilutive amounts for convertible promissory notes are determined by using the “as if converted method”.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

(m)	Financial Instruments:

All financial instruments, including derivatives, are to be recognized on the balance sheet initially at fair value. Subsequent measurement of all financial assets and liabilities except those held-for-trading and available for sale are measured at amortized cost determined using the effective interest rate method. Held-for-trading financial assets are measured at fair value with changes in fair value recognized in earnings. Available-for-sale financial assets are measured at fair value with changes in fair value recognized in comprehensive income and reclassified to earnings when derecognized or impaired.

The Company has classified its financial assets and liabilities as follows:

Held-for-trading	Loans and receivables	Other liabilities
Cash and cash equivalents	Accounts receivable	Accounts payable and accrued liabilities
Restricted cash	Long-term receivable

At each balance sheet date, the Company will assess financial assets for impairment with any impairment recorded in the consolidated statement of operations.

(n)	Comprehensive Income (Loss)

Comprehensive income (loss) is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources and includes unrealized gains and losses on financial assets classified as available-for-sale.  The Company has reported a consolidated statement of comprehensive loss combined with the consolidated statement of operations.  Net loss equals comprehensive loss for all years presented.

(o)	New Canadian GAAP Accounting Standards:

On May 1, 2009, MegaWest adopted the following new accounting standards from the Canadian institute of Chartered Accountants ("CICA").  Prior periods have not been restated.  The adoption of these policies had no impact on the Company’s financial position or results of operations; however, the new standards did result in new disclosures.

•
Section 3064 Goodwill and Intangible Assets which replaced the previous goodwill and intangible asset standard and revised the requirement for recognition, measurement, presentation and disclosure of intangible assets.

•
EIC-173 Credit Risk and the Fair Value of Financial Assets and Financial Liabilities which clarified that an entity must consider its own risk and the credit risk of the counterparty when measuring the fair value of derivative instruments.

•
Amendments to Section 3855 Financial Instruments - Recognition and Measurement. The changes bring greater consistency between Canadian GAAP, International Financial Reporting Standards (“IFRS”) and US GAAP regarding the timing of impairment recognition for debt instruments. The amendments allow more debt instruments to be classified as loans and receivables. In addition, the amendments require reversal of previously recognized impairment losses on available-for-sale financial assets in specified circumstances and require that loans and receivables that an entity intends to sell immediately or in the near term be classified as held for trading.

•
Amendments to Section 3862 Financial Instruments - Disclosures.  The amendments required improved and consistent disclosures about fair value measurements of financial instruments and liquidity risk. The amendments applied to annual financial statements relating to fiscal years ending after September 30, 2009.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

(p)	Pending Canadian GAAP Accounting Standards:

The Company is currently assessing the impact of these following new standards on its consolidated financial statements:

•	Business Combinations and Non-controlling Interests

In January 2009, the Accounting Standards Board (“AcSB”) issued Section 1582 Business Combinations, Section 1601 Consolidations and Section 1602 Non-controlling Interests.  Section 1582 replaces Section 1581 Business Combinations and provides the Canadian equivalent to International Financial Reporting Standards (“IFRS”) 3 Business Combinations. Section 1601 and Section 1602 replaces Section 1600 Consolidated Financial Statements.  Section 1602 provides the Canadian equivalent to International Accounting Standard (“IAS”) 27 Consolidated and Separate Financial Statements, for non-controlling interests.  These standards are effective for the Company on May 1, 2011.

•	Equity

In August 2009, the AcSB issued amendments to Section 3251 Equity as a result of issuing Section 1602 Non-controlling Interests. The amendments require non-controlling interests to be recognized as a separate component of equity.  The amendments apply only to entities that have adopted Section 1602 and are not expected to have an impact on the Company’s financial statements.

•	IFRS

The AcSB has confirmed that accounting standards in Canada will converge with IFRS.  The Company will be required to adopt IFRS effective May 1, 2012 with a restatement of the comparative periods for fiscal 2011 including an opening balance sheet as at May 1, 2011.  While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies and increased note disclosures which must be addressed.

2.	Oil and Gas Assets:

All of the Company’s properties are unproven.  Accordingly, no provision for depletion expense has been made and all oil sales to date have been netted against project costs.  The following table summarizes the oil and gas assets by project:

Cost	Missouri (a)	Kentucky(b)	Montana (c)	Texas (d)	Kansas (e)	Other (f)	Total
Balance, April 30, 2008	$6,583,270	$21,740,461	$9,901,535	$300,000	$2,935,475	$775,574	$42,236,315
Additions	11,687,925	1,978,998	1,546,772	661,692	395,522	1,048,636	17,319,545
Impairment	-	(20,503,054)	(9,928,428)	(661,692)	(3,166,935)	-	(34,260,109)
Pre-commercial oil sales, net	(426,567)	-	-	-	(64,082)	-	(490,649)
Balance, April 30, 2009	17,844,628	3,216,405	1,519,879	300,000	99,980	1,824,210	24,805,102
Additions	4,904,323	50,237	16,390	-	-	4,462	4,975,412
Transfers and recoveries	41,080	-	-	(1,770)	(3,868)	(41,080)	(5,638)
Disposition (notes 2 (a) & (f))	(2,163,400)	-	-	-	-	(390,000)	(2,553,400)
Impairment	-	-	(839,186)	(298,230)	-	(57,143)	(1,194,559)
Pre-commercial oil sales, net	(1,634,721)	-	-	-	-	-	(1,634,721)
Balance, April 30, 2010	$18,991,910	$3,266,642	$697,083	$-	$96,112	$1,340,449	$24,392,196

During fiscal 2010, the Company capitalized $169,409 (2009 - $1,193,402) of general and administrative costs and $18,789 (2009 - $350,841) of stock-based compensation costs, which have been included as part of the projects additions.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

In conjunction with a preferred share financing (see note 6(b)), Mega Partners 1, LLC (“MP1”) obtained certain rights to acquire additional property interests as follows:

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to acquire up to a 20% proportionate interest in any of the Company’s properties outside of the Deerfield Area by paying a proportionate 133% of the Company’s costs-to-date in respect of such property.

•
For a period which is the latter of either the Series A or B Preferred Shares (or the underlying investment rights to buy Series B Preferred Shares) being outstanding or August 28, 2011, MP1 has the option to participate with the Company in any future oil and gas property acquisitions for a proportionate 20% share of any such acquisition.

(a)	Missouri

At April 30, 2010, the Company had an average 96% working interest in approximately 38,119 unproved net mineral acres of oil and gas leases (36,588 company net acres).  Costs incurred relate to lease acquisition, geological and geophysical activities, exploration and delineation drilling and facilities for the Marmaton River and Grassy Creek projects.

The Missouri projects have operated in a pre-commercial stage.  During the year ended April 30, 2010, $1,634,721 of oil sales, net of royalties, have been recorded against the costs (cumulative to April 30, 2010 - $2,061,288).

On August 28, 2009, the Company sold a 10% working interest in its Deerfield Missouri project for $2,163,400 (US $2,000,000) to MP1.  MP1 has the option to acquire up to an additional 10% interest in future projects within the Deerfield Area, on a project by project basis, by paying up to a US $300,000 equalization payment per project and thereafter its proportionate share of all future development and operating costs in respect of such project, including a proportionate share of facility adjustment costs.

Effective July 1, 2010, and in conjunction with a senior and junior secured note financing, closing date of July 30, 2010, (see note 20), MegaWest reacquired a 10% working interest in the Company’s Marmaton River and Grassy Creek heavy oil projects in exchange for a 2.75% gross overriding royalty interest on the projects. Following this acquisition, MegaWest has a 100% working interest in both projects.

(b)	Kentucky

Pursuant to an amending agreement effective March 1, 2009, the Company reduced its working interest in the shallow rights from 62.5% to 37.5%, transferred operatorship of the leases and prepaid the next 24 months lease rentals in exchange for extinguishment of a US $10.1 million work commitment.

As a result of this amending agreement the Company has a 37.5% working interest in certain oil and gas leases totaling approximately 29,147 unproved net mineral acres (10,930 company net acres).

During the year ended April 30, 2010, the Company recorded an impairment charge of $nil on the Kentucky property of (2009 - $20,503,054).  At April 30, 2010, the remaining costs of $3,266,642 (2009 - $3,216,405) represent the Company’s estimate of the fair value of the leases as determined by lease sales in the areas where the Company’s lands are held.

(c)	Montana

The Montana leases include an average 55.3% working interest in 15,688 unproved net mineral acres in Montana covering two prospects, Teton and Devils Basin.  The Loma acreage expired on its own terms in late 2009.

In July 2008 the Company issued 100,000 common shares valued at $42,378 for the acquisition of the Devils Basin leases.  The amounts assigned to common shares, warrants and incentive warrants were based on their fair values on the issue date. The fair value of common shares was based on the cash consideration received for the most recent private placements of shares occurring near July 2008.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

During the year ended April 30, 2010 the Company recorded an impairment charge of $839,186 (2009 - $9,928,428) on the Montana project.  The impairment was recorded due to the expiry of leases and curtailment of plans to continue exploration on the lands in the near term because of the lack of capital available for this project.  The remaining costs represent the Company’s estimate of the fair value of the leases as determined by sales in the area for long term leases with farmout potential and related seismic value.

(d)	Texas

The Company is a working interest owner in the Trinity Sands Project covering 34,000 unproved net mineral acres in Texas.  The Company has an average 39.8% working interest in 29,516 unproved mineral net acres (11,751 company net acres) in Texas comprised of a 50% working interest in 17,489 net mineral acres and 25% working interest in the remaining 12,027 net mineral acres.

Costs accumulated on the project relate to land acquisition, geological and geophysical activities and exploration drilling.  During the year ended April 30, 2010, the Company recorded an impairment charge of $298,230 (2009 - $661,692; 2008 - $5,891,223). The impairment was recorded as the Company has no plans to continue exploration on these lands.

(e)	Kansas

The Chetopa project consists of a 100% interest in two oil and gas leases covering 385 net mineral acres located two miles south of Chetopa, Kansas.

The project was suspended in fiscal 2009 due to lack of funds available and poor economics due to low oil prices and high natural gas prices and the Company recorded an impairment charge of $3,166,935.

During the year ended April 30, 2010, there was no activity on this project and the Company has no near term plans to proceed with this project.  The Company recorded an impairment charge against its costs on the Kansas property of $nil (2009 - $3,166,935; 2008 - $nil).  The remaining costs represent the estimated salvage value of the equipment.

(f)	Other

As at April 30, 2009 other costs consisted primarily of five used steam generators and related equipment.

During the year ended April 30, 2010 the Company sold certain steam generation equipment for cash proceeds of $390,000 and recognized $57,143 of impairment on an unserviceable steam generator.

3.	Administrative Assets:

Administrative assets consist of office equipment, furniture and leasehold improvements.

	Cost	Accumulated Depreciation	Net book Value
Balance, April 30, 2008	$372,439	$69,282	$303,157
Additions	42,205	109,332	(67,127)
Balance, April 30, 2009	414,644	178,614	236,030
Additions	7,763	162,563	(154,800)
Impairment	(144,280)	(144,280)	-
Balance, April 30, 2010	$278,127	$196,897	$81,230

The impairment represents the cost of leasehold improvements, office furniture and fixtures that were not retained when the Company moved out of its office space after the space was damaged as a result of flooding in January 2010 (see note 18(b)).

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

4.	Long-term Receivable:

The $312,495 long-term receivable is related to capital and operating costs owing from a working interest partner on the Company’s Marmaton River and Grassy Creek projects in Missouri. The partner had a 10% working interest in the projects. Subsequent to year end, the Company and the working interest partner entered into an arrangement whereby the Company acquired the partner’s 10% working interest in the projects in exchange for a 2.75% gross overriding royalty interest effective July 1, 2010 . Under this arrangement, the Company will recover the balance owing from 50% of the gross overriding royalty payments to the partner. During the time the receivable is outstanding, the Company will receive interest on the outstanding balance at the U.S bank prime rate plus 3%.

5.	Asset Retirement Obligations:

The total future asset retirement obligation was estimated based on the Company’s ownership interest in its oil and gas assets and all related wells and facilities, the estimated costs to abandon and reclaim the wells and facilities and the estimated timing of such payments.  The present value of this obligation has been projected using estimates of the future costs denominated in U.S. dollars.  The Company estimated the present value of its asset retirement obligations at April 30, 2010 based on a future undiscounted liability of $1,139,347 (US $1,121,625) (2009 - $1,375,150; US $1,136,000).  These costs are expected to be incurred within one to fifteen years.  A credit-adjusted risk-free discount rate of 10% and an inflation rate of 2% were used to calculate the present value.

Changes to the asset retirement obligation were as follows:

Balance, April 30, 2008	$295,009
Liabilities incurred during the year	620,631
Accretion	36,988
Change in foreign exchange rate	71,335
Balance, April 30, 2009	1,023,963
Disposition	(34,631)
Revisions	(178,183)
Accretion	46,994
Change in foreign exchange rate	(78,440)
Balance, April 30, 2010	779,703
Current portion for cash flows expected to be incurred within one year	(249,550)
Long-term portion	$530,153

As at April 30, 2010, the Company has $143,047 (2009 - $170,555) of cash deposits with authorities to secure certain abandonment liabilities in Missouri.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

6.	Share Capital:

The authorized capital of the Company consists of unlimited common shares without par value and 100,000,000 preferred shares without par value.

(a)	Issued common shares:
	Number of Common Shares	Amount
Outstanding, April 30, 2008	95,131,666	$63,849,504
Shares issued on private placement (i)	26,750,000	15,907,637
Share issue costs related to private placement (i)	-	(1,067,750)
Shares issued for services (ii)	2,065,000	1,060,614
Shares issued on conversion of promissory notes (iii)	7,412,559	2,003,541
Shares issued for Montana Devils Basin property (note 2 (c))	100,000	42,378
Shares issued on exercise of 1,900,000 warrants, including $1,674,018 transferred from warrants (iv)	1,785,247	1,801,503
Outstanding, April 30, 2009	133,244,472	83,597,427
Shares issued for services (v)	45,000	8,048
Outstanding, April 30, 2010	133,289,472	$83,605,475

(i)	On May 15, 2008, MegaWest closed a private placement financing whereby 26,750,000 common shares were issued for gross proceeds of $15,907,637 (US $16,050,000).

(ii)
During fiscal 2009 the Company issued 740,000 shares at a fair value of $254,614 as compensation for consulting services and 1,325,000 shares to employees for performance bonuses issued at a fair market value of $806,000.  The performance bonuses were accrued at April 30, 2008.

(iii)
On June 20, 2008 the promissory notes and accrued interest were converted into 7,412,559 common shares.  On conversion, the liability and equity portions of the promissory notes totaling $2,003,541 were transferred to share capital.

(iv)
During fiscal 2009 the Company also issued 585,247 common shares on the cashless exercise of 700,000 incentive warrants and 1,200,000 common shares on the cash exercise of incentive warrants, See note 7.

(v)	During fiscal 2010 the Company issued 45,000 shares at a fair value of $8,048 as compensation for consulting services.

(b)	Preferred A Shares, Preferred A Warrants and Preferred B Options:

	Preferred A Shares		Preferred A Warrants		Preferred B Option		Total
	Number	Amount	Number	Amount	Number	Amount	Amount
Outstanding, April 30, 2009	-	$-	-	$-	-	$-	$-
Issued	22,000	1,879,740	15,400,000	350,000	-	150,000	2,379,740
Issue costs	-	(81,450)	-	-	-	-	(81,450)
Dividend payable	-	222,836	-	-	-	-	222,836
Outstanding, April 30, 2010	22,000	$2,021,126	15,400,000	$350,000	-	$150,000	$2,521,126

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

Preferred A Shares

On August 28, 2009, the Company issued 22,000 Series A convertible preferred shares (the “Preferred A Shares”), with a stated value of US $100 per preferred share for gross proceeds of $2,379,740 (US $2,200,000).

The Preferred A Shares carry a cumulative quarterly dividend at 5% payable in cash or, at the Company’s discretion, at 7.5% payable in additional Preferred A Shares. The Company declared a dividend as at April 30, 2010 amounting to $222,836 (US $ 221,507). The dividend was calculated at a 15% rate pursuant to the Preferred Share Subscription Agreement because the Company was in default on paying dividends as they came due on a quarterly basis.

The Preferred A Shares are convertible at their stated value into common shares at US $0.07 per common share. After August 28, 2010, the Company had the option to force the conversion of the Preferred A Shares under certain circumstances.   However, on July 30, 2010, the Company exchanged all Preferred A Shares and accumulated dividends for Junior Notes (see note 20 (b)).

Preferred A Warrants

In conjunction with the Preferred A Shares issuance, the Company issued 15,400,000 warrants (the “Preferred A Warrants”) to the Series A investors. Each Preferred A Warrant allows the holder to purchase a common share at US $0.25 per share until August 28, 2014.  After May 28, 2010 a cashless conversion option is provided only with respect to Preferred A Warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.  A binominal pricing method was used to determine the value of the Preferred A Warrants and options using the following assumptions: expected volatility of 130%, risk-free interest rate of 2.6%.  All of the Preferred A Warrants are outstanding as at April 30, 2010.

The exchange of Preferred A Shares for Junior Notes (see note 20 (b)) had no impact on the Preferred A Warrants.

Preferred B Option

Preferred A Share shareholders have an option (the “Preferred B Option”) to purchase up to 20,000 Series B convertible preferred shares for a stated value of $100 each until twelve months following the first occasion upon which the Company produces 3,000 barrels over a 30 day period (100 barrels per day average) from the Deerfield area, on similar terms to the Preferred A Shares except the conversion price is US $0.10 per common share. On November 25, 2009, the Company served notice under the option agreement that it had produced and sold 3,000 barrels over the prior 30 day period. Accordingly, the Preferred A Share shareholders have until November 24, 2010 to exercise their option to purchase Series B convertible preferred shares.

The valuation ascribed to the Preferred B Option has been determined using the Binomial Method with a volatility of 130% and a risk free rate of 2.6%.

After 12 months from the date of issue, the Company may force the conversion of the Series B preferred shares provided: i) production from the Deerfield area is 30,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.35 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $150,000 per day for the same 20 day period. Should Series B preferred shares having stated value of not less than US $1.8 million be issued, the holders of such shares will have the right to nominate one director to the board of directors of the Company.  As at April 30, 2010 conditions for forced conversion have not been met.

In conjunction with the Series B preferred share issuance, the Company will issue up to 10,000,000 warrants. Each warrant allows the holder to purchase a common share at US $0.35 per share for a period of five years from issuance. After nine months from the date of issuance, a cashless conversion option is provided only with respect to warrant shares not included for unrestricted public resale in an effective registration statement on the date notice of exercise is given to the Company.

The exchange of Preferred A Shares for Junior Notes (see note 20 (b)) had no impact on the Preferred B Option except for the extension of the Preferred B Option expiry date to May 24, 2011.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

7.	Common Share Purchase Warrants:

Each of the Company’s common share purchase warrants entitles the holder to acquire one common share. The following table summarizes the changes in warrants during the years ended April 30, 2009 and 2010:
	Number of Warrants	Amount
Outstanding, April 30, 2008	37,507,623	$19,935,537
Incentive warrants exercised, transfer to share capital (i)	(1,900,000)	(1,674,018)
Expiry of January 2007 private placement warrants (ii)	(4,302,500)	(895,906)
Expiry of March 2007 private placement warrants (ii)	(14,380,123)	(5,344,094)
Expiry of incentive warrants (i)	(10,675,000)	(10,375,012)
Expiry of consulting warrants (iii)	(6,000,000)	(1,600,800)
Expiry of warrants issued on Montana acquisition (note 2 (c))	(250,000)	(45,707)
Outstanding, April 30, 2009 and 2010	-	$-

(i)	During fiscal 2009, 1,900,000 incentive warrants were exercised.

(ii)
Private placement warrants were issued in conjunction with the private placements completed in January and March 2007.  The warrants were to expire on January 5 and March 1, 2008, respectively. On December 14, 2007, the Company extended the term of these warrants to July 5 and August 28, 2008, respectively and as a result, recorded a financing cost in the amount of $2,466,000.  The estimated incremental fair value of the warrant extension was determined using the Black-Scholes option pricing model.  On July 5, 2008, 4,302,500 private placement warrants expired unexercised and $895,906 was transferred from warrants to contributed surplus.  On August 28, 2008, 14,380,123 private placement warrants expired unexercised and $5,344,094 was transferred from warrants to contributed surplus.

(iii)
Consulting warrants were issued to various investor relations and other contractors.  The consulting warrants had an exercise price of $0.50 per share, vested on grant date, expired on January 5, 2009 and had a cashless exercise feature.  The consulting warrants expired unexercised and $1,600,800 was transferred from warrants to contributed surplus.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

8.	Contributed Surplus:

The following table summarizes the changes in contributed surplus during the years ended April 30, 2009 and 2010:

Balance, April 30, 2008	$3,154,744
Stock-based compensation expense	797,570
Transfer from warrants on expiry of 4,302,500 warrants	895,906
Transfer from warrants on expiry of 14,380,123 warrants	5,344,094
Transfer from incentive warrants on expiry of 10,675,000 warrants	10,375,012
Transfer from consulting warrants on expiry of 6,000,000 warrants	1,600,800
Transfer from Montana acquisition warrants on expiry of 250,000 warrants	45,707
Balance, April 30, 2009	22,213,833
Stock-based compensation expense	492,200
Balance, April 30, 2010	$22,706,033

9.	Stock Options:

MegaWest has two stock option plans, one intended for Canadian employees (the “2004 plan”) and one for U.S. employees (the “2007 plan”).  The number of shares reserved for issuance in aggregate under both plans was limited to 20% of the issued and outstanding common shares of MegaWest.  The exercise price, term and vesting schedule of stock options granted are set by the board of directors at the time of grant.  Stock options granted under the plans can be exercised on a cashless basis, whereby the employee receives a lesser amount of shares in lieu of paying the exercise price based on the quoted market price of the shares on the exercise date.

The following table summarizes the changes in stock options:

	Number of	Weighted Avg.
	Options	Exercise Price
Outstanding, April 30, 2008	9,650,000	$	US 0.81
Granted	6,473,000		0.27
Forfeited	(4,101,000)		0.53
Cancelled	(4,543,500)		0.89
Outstanding, April 30, 2009	7,478,500	$	US 0.41
Granted	4,132,000		0.14
Forfeited	(912,500)		0.49
Outstanding, April 30, 2010	10,698,000	$	US 0.30

On June 5, 2008, the Company’s board of directors amended and restated the stock option plans to allow the issue of other equity instruments, including stock appreciation rights.  The amended incentive plans specify that the number of common shares reserved for issuance under the plans is 10% of the issued and outstanding common shares and to date, only stock options remain outstanding under the option plans.

On November 4, 2008, MegaWest cancelled 4,543,500 outstanding stock options held by employees and consultants that had a weighted average exercise price of US $0.89 per share and reissued 4,093,500 new stock options to the employees with an exercise price of US $0.15 per share The modification resulted in an incremental fair value of $180,760, which will be expensed over the modified vesting period.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

During fiscal 2009, the departure of certain employees of the Company resulted in the forfeiture of 4,101,000 options and the reversal of $293,751 of stock based compensation relating to the unvested portion of the forfeited stock options.

During fiscal 2010, the Company granted 4,132,000 stock options to certain employees, consultants and directors with a three year term at exercise prices ranging from US $0.10 to US $0.18 per share.  The departure of certain employees and the resignation of a director resulted in the forfeiture of 912,500 stock options and the reversal of $29,344 of stock-based compensation relating to the unvested portion of the forfeited stock options.

For the year ended April 30, 2010, the Company recognized $492,200 (2009 - $797,570; 2008 - $1,065,860) of stock-based compensation related to stock options with a corresponding increase in contributed surplus.

The following table summarizes information about the options outstanding and exercisable at April 30, 2010:

	Options Outstanding			Options Exercisable
Exercise Price	Options	Weighted Avg. Remaining Life	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
US $0.10 - $0.18	6,611,500	2.2 years	US $0.14	1,639,750	US $0.13
US $0.45 - $0.62	3,586,500	0.9 years	US $0.49	3,336,500	US $0.50
US $1.00	500,000	1.8 years	US $1.00	500,000	US $1.00
	10,698,000	1.7 years	US $0.30	5,476,250	US $0.43

The fair value of stock options granted was determined using the Black-Scholes option pricing model with the following assumptions:

	2010	2009	2008
Average fair value of options granted, per option	$ 0.16	$ 0.42	$ 0.37
Expected volatility	214%	83%	80%
Risk-free interest rate	2.6%	4.0%	4.6%
Expected lives	3 years	4 years	4 years
Forfeiture	12%	20%	20%

10.	Per Share Amounts:

There is no change between the basic and diluted per share amounts as the effects of Preferred A Shares, Preferred A Warrants and the Preferred B Option as well as stock options and common share purchase warrants are anti-dilutive.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

11.	General and Administrative Expenses:

General and administrative expenses for the years ended April 30, 2010, 2009, 2008 and from exploration stage inception on November 1, 2006 to April 30, 2010 are as follows:
	2010	2009	2008	From Exploration Stage Inception on November 1, 2006 through April 30, 2010
Stock-based compensation:
Stock options	$492,200	$797,570	$1,065,860	$4,219,078
Shares issued for services	8,048	254,614	1,200,900	1,898,462
Consulting warrants	-	-	-	1,600,800
Less: capitalized portion	(18,789)	(350,841)	(360,880)	(730,510)
	481,459	701,343	1,905,880	6,987,830

Salaries and benefits	1,498,440	2,947,852	2,703,669	8,321,846
Professional fees	488,512	502,712	720,248	1,940,583
Investor relations	47,564	216,142	627,091	990,894
Office and administration	1,007,298	1,300,594	936,734	3,460,579
Information technology	55,064	243,969	141,126	467,260
Less: capitalized portion	(169,409)	(1,193,402)	(1,061,353)	(2,600,764)
	2,927,469	4,017,867	4,067,515	12,580,278
	$3,408,928	$4,719,210	$5,973,395	$19,568,108

12.	Income Taxes:

Income tax recoveries differ from the amount that would be computed by applying the Canadian federal and provincial statutory income tax rates to the loss for the year as follows:

	2010	2009	2008
Loss for the year	$(4,912,479)	$(37,194,937)	$(17,903,023)
Statutory tax rate	28.0%	29.0%	32.7%
Expected income tax recovery	(1,375,494)	(10,786,532)	(5,854,289)
Increase (decrease) resulting from:
Non-deductible stock-based compensation	134,809	203,389	623,223
Non-deductible financing cost	-	-	806,382
Other non-deductible expenses	17,817	17,682	129,904
Effect of changes in tax rates	76,944	(2,069,063)	983,980
Effect of U.S. operations	345,369	(2,735,309)	-
Change in valuation allowance	800,555	15,369,833	3,310,800
	$-	$-	$-

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

The components of the April 30 net future income tax asset (liability), after applying corporate income tax rates, are as follows:

	2010	2009	2008
Net future income tax asset:
Oil and gas and administrative assets	$18,329,238	$16,558,712	$4,595,400
Operating losses	18,736,726	16,133,710	1,493,000
Share issue costs	215,102	87,354	363,000
Unrealized loss on marketable securities	523,500	554,910	554,900
Unrealized foreign exchange (gain) loss	(870,480)	459,885	936,900
	36,934,086	33,794,571	7,943,200
Less: valuation allowance	(36,934,086)	(33,794,571)	(7,943,200)
	$-	$-	$-

The Company has accumulated operating losses which expire over the following years:

2010	$60,100
2014	157,200
2015	74,800
Thereafter	57,014,800
Total	$57,306,900

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

13.	Supplemental Cash Flow Information:
				From Exploration Stage Inception on November 1, 2006 through
	2010	2009	2008	April 30, 2010
Non-Cash investing activities
Common shares issued for properties	$-	$42,378	$5,987,225	$12,092,428
Exchange shares issued for properties	-	-	-	9,660,497
Warrants granted for properties	-	-	45,707	45,707
Incentive warrants vested on property acquisition	-	-	8,810,850	18,183,081
Capitalized stock-based compensation	18,789	350,841	360,880	730,510

Non-Cash financing activities
Common shares issued on debt settlement	-	-	-	165,700
Common shares issued on cashless exercise of options and warrants	-	1,690,107	6,421,337	8,146,444
Common shares issued for services	8,048	1,060,614	394,900	1,898,462
Common shares issued on conversion of exchange shares	-	-	9,556,567	9,556,567
Common shares issued on conversion of promissory notes	-	2,003,541	-	2,003,541
Cash interest paid (received)	(6,541)	(154,680)	712,763	(1,137,109)
Cash taxes paid	$-	$-	$-	$-

Components of cash, cash equivalents and restricted cash

	2010	2009
Cash and cash equivalents	$152,382	$1,766,558
Restricted cash	64,081	96,338
	$216,463	1,862,896

Total restricted cash of $64,081 (2009 - $96,338) consists of deposits made to secure a letter of credit and corporate credit cards.

14.	Loss on Marketable Security:

In January 2007, the Company acquired common shares of Energy Finders Inc., at the time representing approximately 9% of Energy Finders Inc. issued and outstanding share capital.  The Company wrote-off its investment of $2,094,000 in fiscal 2008.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

15.	Related Party Transactions:

All related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount agreed upon by the transacting parties.  Except as disclosed elsewhere in these financial statements, the Company had the following related party transactions:

A director and the former Chief Financial Officer ("CFO") was affiliated with a private company that provided MegaWest with administrative services.  For the years ended April 30, 2010, 2009 and 2008, the Company paid $2,275, $13,145 and $211,474, respectively, for these services.

During the years ended April 30, 2010, 2009 and 2008, the Company paid $102,851, $116,416 and $nil, respectively, in professional fees to a law firm, where the Corporate Secretary of the Company is a partner.

16.	Financial Instruments:

The Company has exposure to credit, liquidity and market risks from its use of financial instruments.  This note provides information about the Company's exposure to each of these risks, and the Company's objectives, policies and processes for measuring and managing such risks.  The board of directors has overall responsibility for the establishment and oversight of the Company's risk management framework.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations.  As at April 30, 2010, the maximum credit exposure is the carrying amount of accounts receivable of $464,314 and the long-term receivable of $312,495 (2009 - accounts receivable $77,628).  The majority of the Company’s cash and cash equivalents are held in Canadian bank deposit accounts.  Accordingly, the Company views credit risk on cash and cash equivalents as minimal.

There is a risk that the long term receivable will not be realized if the Company’s Marmaton and Grassy properties do not produce any oil and thereby result in no gross overriding royalties from which the Company would recover the receivable (see note 20).

The Company did not provide for any doubtful accounts nor was it required to write-off any receivables during the years ended April 30, 2010 and 2009.  The Company would only choose to write-off a receivable balance (as opposed to providing an allowance) after all reasonable avenues of collection had been exhausted.

As at April 30, 2010, the Company considers its accounts receivable to be aged as follows:

Not past due	$416,314
Past due by more than 90 days	48,000
$464,314

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in paying obligations as they come due.  The Company's financial liabilities consist of accounts payable and accrued liabilities.  Accounts payable consists of invoices payable to trade suppliers for capital expenditures, field operating activities, and general corporate expenses.  The Company processes invoices within a normal payment period.

The Company prepares operations and capital expenditure budgets which are regularly monitored and updated.  As well, the Company utilizes authorizations for expenditures on projects to manage capital expenditures.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

Market risk

Market risk is the risk that changes in market conditions, such as commodity prices, interest rates, and foreign exchange rates, will affect the Company's oil sales, cash flows or the value of its financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

The Company does not utilize financial derivatives or other contracts to manage market risks.

Foreign currency exchange rate risk

The Company is exposed to foreign currency fluctuations as it has cash, short-term deposits and accounts payable denominated in U.S. dollars.  In addition, a significant portion of the Company's operating activities are conducted in U.S. dollars.

A 1% change in foreign exchange rates between the US and Canadian dollars would have resulted in approximately $1,000 change in the net loss in 2010.There are no exchange rate contracts in place.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  Interest earned on cash and cash equivalents is at nominal rates and therefore, the Company does not consider interest rate risk to be significant.  The Company has no interest-bearing financial liabilities as at April 30, 2010. Interest rate risk on the long-term receivable is not considered significant.  There are no interest rate swaps or financial contracts in place.

Fair Value

The Company is required to classify fair value measurements using a hierarchy that reflects the significance of the inputs used in making the measurements.  The fair value hierarchy is as follows:

•	Level 1 - quoted prices in active markets for identical assets or liabilities;

•	Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

•	Level 3 - inputs for the asset or liability that are not based on observable market data.

The level within which the financial asset or liability is classified is determined based on the lowest level of significant input to the fair value measurement. Cash and cash equivalents are valued at level 1.   At April 30, 2010, the Company does not hold any other financial instruments subject to valuation through the hierarchy.

At April 30, 2010, the fair value of the Company's financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to their short terms to maturity.

17.	Capital Management:

The Company’s objective is to have a sufficient working capital to maintain financial flexibility and to sustain the future development of the business.  In order to maintain financial flexibility, the Company may from time to time issue shares and adjust its capital spending to manage current and projected capital levels.  To assess its financial strength, the Company continually monitors its working capital, which is calculated as follows:

As at April 30	2010 (1)	2009
Current assets, excluding restricted cash	$728,649	$2,128,332
Current liabilities	1,005,755	112,663
Working capital (deficiency)	$(277,106)	$2,015,669

(1)  See note 20 for disclosure on $2.5 million financing completed subsequent to April 30, 2010

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

The Company monitors its forecasted working capital on a monthly basis.  The Company prepares annual capital expenditure budgets, which are updated as necessary depending on varying factors including current and forecast prices, successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the board of directors.

The Company’s share capital is not subject to external restrictions.  There were no changes to the Company’s approach to capital management during the year.

18.	Contingency and Contractual Obligations:

(a)	Contingency:

In January 2010, the Company experienced a flood in its office premises as a result of a broken water pipe. There was significant damage to the premises rendering them unusable until remediation had been completed by the landlord. Pursuant to the lease contract, the Company has asserted that rent should be abated during the remediation process and accordingly, the Company has not paid rent since December 2009. During the remediation process, the Company engaged an independent environmental testing company to test for air quality and for the existence of other potentially hazardous conditions. The testing revealed the existence of potentially hazardous mould and the consultant provided specific written instructions for the effective remediation of the premises. During the remediation process, the landlord did not follow the consultant’s instructions and correct the potentially hazardous mould situation and subsequently in June 2010 gave notice and declared the premises to be ready for occupancy. The Company re-engaged the consultant to re-test the premises and the testing results again revealed the presence of potentially hazardous mould. The Company has determined that the premises are not fit for re-occupancy and considers the landlord to be in default of the lease and the lease terminated.

The landlord disputes the Company’s position and has given notice that it considers the Company to be in default of the lease for failure to re-occupy the premises.

In addition, the landlord has claimed that the Company owes monthly rent for the premises from January 2010 to June 30, 2010 in the amount of $234,098 and has claimed that, as a result of the alleged default, pursuant to the terms of the lease, the Company owes three months accelerated rent in the amount of $108,685. The landlord has also asserted that the Company would be liable for an amount up to the full lease obligation of $1,510,187 which otherwise would have been due as follows:

2011	$447,714
2012	447,714
2013	447,714
2014	167,674
Thereafter	-
Total	$1,510,817

To date, no legal action has been commenced by the landlord and the cost, if any, to the Company is not determinable. Accordingly, no amounts related to rent or the disputed lease obligation have been recorded in these financial statements.

(b)	Severance Obligations:

At April 30, 2010, pursuant to employment agreements with four senior officers, the Company is obligated to pay up to $838,000 under certain events around employment termination. On June 30, 2010, the President and Chief Executive Officer of the Company resigned, thereby reducing this obligation to $578,000.

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

19.	Segmented Information:

MegaWest presently has one reportable business segment, that being oil and gas exploration and development. MegaWest’s corporate and administrative operations are carried on in Canada, while all of the oil and gas properties and operations are located in the United States.

	Year ended April 30, 2010
	Canada	USA	Consolidated
Interest income	$4,599	$1,942	$6,541
Expenses	3,730,829	1,188,191	4,919,020
Loss and comprehensive loss for the period	(3,726,230)	(1,186,249)	(4,912,479)
Oil and gas assets	1,340,449	23,051,747	24,392,196
Administrative assets	66,108	15,122	81,230
Oil and gas asset additions, net of pre-commercial sales	4,462	3,336,229	3,340,691
Oil and gas asset dispositions, transfers, and recoveries	(431,080)	(2,127,958)	(2,559,038)
Oil and gas asset impairment	(57,143)	(1,137,416)	(1,194,559)
Administrative asset additions , net	-	7,763	7,763

	Year ended April 30, 2009
	Canada	USA	Consolidated
Interest income	$135,630	$19,050	$154,680
Expenses	2,277,564	35,072,053	37,349,617
Loss and comprehensive loss for the period	(2,141,934)	(35,053,003)	(37,194,937)
Oil and gas assets	1,824,210	22,980,892	24,805,102
Administrative assets	224,890	11,140	236,030
Oil and gas asset additions, net of pre-commercial sales	1,048,636	15,780,260	16,828,896
Oil and gas asset impairment	-	(34,260,109)	(34,260,109)
Administrative asset additions	31,065	11,140	42,205

	Year ended April 30, 2008
	Canada	USA	Consolidated
Interest income	$712,763	$-	$712,763
Expenses	12,648,856	5,966,930	18,615,786
Loss and comprehensive loss for the period	(11,936,093)	(5,966,930)	(17,903,023)
Oil and gas assets	775,574	41,460,741	42,236,315
Administrative assets	303,157	-	303,157
Oil and gas asset additions, net of pre-commercial sales	767,081	26,604,102	27,371,183
Oil and gas asset impairment	-	(5,891,223)	(5,891,223)
Administrative asset additions	241,326	-	241,326

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

20.	Subsequent Events:

Except as disclosed elsewhere in these financial statements the Company entered into the following transactions subsequent to April 30, 2010:

(a)	Natural Gas Purchase Line of Credit Agreement:

On April 29, 2010, the Company entered into a natural gas purchase line of credit agreement with a private lender for a line of credit for the sole purpose of buying natural gas to fuel the Company’s steam generators on its Marmaton River and Grassy Creek steam flood heavy oil projects.   The credit facility is available up to a maximum of US $1.0 million at an interest rate of 2% per month calculated on the average daily outstanding principal balance.  As security, the Company has signed a mortgage and a promissory note in the amount of $1.0 million granting security to the lender over certain properties owned by the Company in the State of Missouri.   The credit agreement can be terminated by the Company upon 30 days notice.

(b)	Senior and Junior Secured Convertible Notes:

On July 30, 2010, the Company closed a financing with a group of its existing shareholders for US $2.5 million of funding.  The transactions consist of the issuance of US $2.5 million in senior secured convertible notes, the conversion of the Company’s issued Preferred A Shares into junior secured convertible notes and the reacquisition by MegaWest of a 10% working interest in the  Marmaton River and Grassy Creek projects in exchange for a 2.75% overriding royalty interest on the same properties.

Features and terms of the financing are as follows:

Senior Secured Convertible Notes (the “Senior Notes”):

• Investment Amount: US $2,500,000

• Term: to January 30, 2012.

• Conversion Price: US $0.05 per common share

• Redemption: The Senior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option if the underlying shares are freely tradable and common shares of the Company trade at or above $0.25 per share for the previous 20 consecutive trading days and the daily average trading volume has been in excess of US $75,000 per day for the same period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days notice of cash redemption at which time the Senior Note holders may elect to receive the redemption in common shares at the conversion price.

• Coupon: 8% cash or 12% in additional Senior Notes at the Company’s option until January 30, 2011; at the Senior Note holders option thereafter.  The coupon rate is quoted annually and payable quarterly.

• Seniority: The Senior Notes are senior secured obligations of the Company secured against Company’s oil and gas assets in the state of Missouri.

• Warrants: One warrant has been issued to the Senior Note holders for each $0.05 principal amount of the Senior Notes for a total of 50,000,000 warrants.  Warrants are exercisable at $0.05 per share until July 29, 2013.

Junior Secured Convertible Notes (the “Junior Notes”):

• Investment Amount: 22,000 Preferred A Shares plus accumulated dividends of $301,069 were converted into US $2,501,069 of Junior Notes.

• Term: to July 30, 2013

• Conversion Price: US $0.05 per common share

MegaWest Energy Corp. (an exploration stage company)
Notes to the Consolidated Financial Statements
For the years ended April 30, 2010, 2009, and 2008
(in Canadian dollars unless otherwise indicated)

• Redemption: The Junior Notes are redeemable in cash at any time at the Company’s option or convertible into common shares at the Company’s option provided: i) production from the Missouri Deerfield project is 15,000 barrels of oil in a 30 day period; ii) the common shares have traded at or above US $0.25 per share for the preceding 20 consecutive trading days; and iii) the daily average dollar trading volume has been in excess of US $75,000 per day for the same 20 day period. In the event of redemption before the end of the term, there will be a 5% premium due on the investment amount. The Company will give 30 days notice of cash redemption at which time the Junior Note holders may elect to receive the redemption in common shares at the Conversion Price.

• Coupon: 5% cash or 7.5% in additional Junior Notes, at the Company’s option. The coupon rate is quoted annually and payable quarterly.

• Seniority: The Junior Notes are secured by the same assets as the Senior Notes, but rank behind the Senior Notes in priority.

Preferred B Option:

The expiry date on the outstanding issued Preferred B Option (Note 6(b)) has been extended to May 24, 2011.

Share Consolidation:

As part of the financing, the investors and the Company have agreed that the Company will endeavour to effect a share consolidation on the basis of one new common share for a minimum of five existing common shares at the next Annual and Special Meeting.

Anti Dilution:

The holders of the Senior Notes and the Junior Notes shall be extended full anti-dilution protection on all convertible securities including notes and warrants. Post share consolidation anti-dilution protection shall have a floor of US $0.10 per common share until July 29, 2013.

Right of Participation:

Until July 29, 2011, while either the Senior Notes or the Junior Notes remain outstanding, the holders shall have a right to 100% participation in future financings of the Company subject to a 15-day notice period. While the Senior Notes and the Junior Notes remain outstanding, holders shall have a right of participation in all future financings.

Working Interest Acquisition:

Effective July 1, 2010, MegaWest reacquired a 10% working interest in the Company’s Marmaton River and Grassy Creek projects in exchange for a 2.75% gross overriding royalty (“GOR”) interest on the projects. Following this acquisition, MegaWest has a 100% working interest in both projects (See Note 2(a). The long-term receivable owed to MegaWest by the former working interest owners as at July 1, 2010, will be converted into a note receivable that is recoverable from 50% of the GOR, with outstanding balances to bear interest as at U.S. bank prime plus 3% (See note 4).

(c)	Warrants

On July 30, 2010, the Company hired an independent oil operations consulting group to assist with exploration of the Missouri Deerfield area under a nine month contract. The consulting group was issued 3,600,000 warrants exercisable at $0.05 per share as part of their fee arrangement.